Subsidiaries of AGL Resources Inc.*

Following is a listing of the significant subsidiaries as of September 30, 2001:

Name of Subsidiary:	Jurisdiction:
AGL Capital Corporation AGL Networks, LLC	Nevada Georgia
AGL Services Company	Georgia
Atlanta Gas Light Company	Georgia
Chattanooga Gas Company	Tennessee
Georgia Natural Gas Company SouthStar Energy Services LLC ** Sequent Energy Management, LP	Georgia Delaware Georgia
Virginia Natural Gas Inc.	Virginia

* The names of certain subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

** 50% owned by Georgia Natural Gas Company.